SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14 (d) (1) or 13 (e) (1)

of the Securities Exchange Act of 1934

INCO LIMITED

(Name of Subject Company (Issuer))

COMPANHIA VALE DO RIO DOCE

and

CVRD CANADA INC.

(Names of Filing Persons (Offerors))

Common Shares

(Title of Class of Securities)

CUSIP NO. 453258402

(CUSIP Number of Class of Securities)

Clovis Torres

Companhia Vale do Rio Doce

Av. Graça Aranha 26

Rio de Janeiro, Brazil

(55) 21 3814-4477

Copies to:

William J. Braithwaite Kenneth G. Pogrin Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario M5L 1B9 (416) 869-5500	Jeffrey S. Lewis David I. Gottlieb Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000

(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation* N/A	Amount of Filing Fee** N/A

☐

Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: None	Filing Party: Not applicable
	Form or Registration No.: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1-11.

N/A

Item 12. Exhibits.

EX-99.1:                         Press Release issued by Companhia Vale do Rio Doce (“CVRD”) on August 11, 2006.

EX-99.2:                         Picture of web page available at http://www.cvrd.com.br/cvrd_us/cgi/cgilua.exe/sys/start.htm?infoid=1568&sid=274

EX-99.3:                         CVRD announcement of press conference webcast dated August 11, 2006

EX-99.4:                         CVRD announcement for Canadian-based media dated August 11, 2006.

EX-99.5:                         CVRD announcement for Canadian-based media dated August 11, 2006.

EX-99.6:                         Slide presentation of CVRD dated August 11, 2006.

Item 13. Information Required by Schedule 13E-3.

N/A

EXHIBIT INDEX

EX-99.1:                         Press Release issued by CVRD on August 11, 2006.

EX-99.2:                         Picture of web page available at http://www.cvrd.com.br/cvrd_us/cgi/cgilua.exe/sys/start.htm?infoid=1568&sid=274

EX-99.3:                         CVRD announcement of press conference webcast dated August 11, 2006

EX-99.4:                         CVRD announcement for Canadian-based media dated August 11, 2006.

EX-99.5:                         CVRD announcement for Canadian-based media dated August 11, 2006.

EX-99.6:                         Slide presentation of CVRD dated August 11, 2006.